

May 10, 2023

David Lee
Chief Financial Officer
Motorcar Parts of America, Inc.
2929 California Street
Torrance, CA 90503

> **Re: Motorcar Parts of America, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2022**
> **Filed June 14, 2022**
> **File No. 001-33861**

Dear David Lee:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2022

Note 2. Summary of Significant Accounting Policies
Segment Reporting, page F-7

1.   We have reviewed your response to comment 2 and have the following comments:

- Considering the level and nature of information received and reviewed by the Chief Operating Decision Maker ("CODM"), please tell us how each of your Hard Parts product lines do not meet the characteristics of an operating segment under ASC 280-10-50-1.

- Discuss in greater detail the specific nature and level of product line information the CODM receives during the budget preparation and budget-to-actual review processes and how he uses such information.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephany Yang at (202) 551-3167 or Andrew Blume at (202) 551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing